PATHFINDER BANCORP, INC.
214 West First Street
Oswego, New York 13126

November 6, 2020

Via Edgar

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Pathfinder Bancorp, Inc.
      Registration Statement on Form S-4 (Registration No. 333-249749)
      Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pathfinder Bancorp, Inc., a Maryland corporation (the “Company”), hereby requests that the Company’s Registration Statement on Form S-4, be declared effective at 11:00 a.m. on November 10, 2020, or as soon thereafter as is practicable.

Very truly yours,

/s/ Walter F. Rusnak
Walter F. Rusnak
Senior Vice President and Chief Financial Officer
(Duly Authorized Representative)